April 13, 2020

Joseph Gilliam
Chief Financial Officer
Glaukos Corporation
229 Avenida Fabricante
San Clemente, CA 92672

       Re: Glaukos Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2019
           Filed March 2, 2020
           File No. 001-37463

Dear Mr. Gilliam:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Comparison of Years Ended December 31, 2019 and December 31, 2018
Research and Development Expenses, page 35

1. We note on page 69 that the merger with Avedro was intended to expand your portfolio of pipeline products and on page 4 that you expect your research and development expenses and clinical expenditures to increase. Please revise future filings to provide more detail for your research and development expenses for each period presented, including but not limited to, by product candidates and/or by indications, as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph Gilliam
Glaukos Corporation
April 13, 2020
Page 2

        You may contact Tara Harkins at (202) 551-3639 or or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNameJoseph Gilliam                        Sincerely,
Comapany NameGlaukos Corporation
                                                        Division of Corporation
Finance
April 13, 2020 Page 2                                   Office of Life Sciences
FirstName LastName